                         May 24, 2011

VIA EDGAR AND FEDEX

Mr. H. Christopher Owings, Esq.
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Progress Energy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 28, 2011
Form 10-K/A for the Fiscal Year Ended December 31, 2010
Filed March 17, 2011
File No. 001-15929

Dear Mr. Owings:

Progress Energy, Inc., a North Carolina corporation (the “Company,” “we” or “us”), is transmitting for filing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), with respect to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2010 filed on February 28, 2011, as amended in the Company’s Annual Report on Form 10-K/A for the Fiscal Year Ended December 31, 2010 filed on March 17, 2011 (File No. 001-15929), contained in your comment letter dated May 5, 2011.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.

Form 10-K for the Fiscal Year Ended December 31, 2010

Exhibits

1.
We note that Exhibit 10(d)(1) does not include any of the schedules or exhibits that are part of the agreement.  Please file with your next periodic report a complete copy of this agreement and confirm to us your intention to do so.

Response: The Company has reviewed Exhibit 10(d)(1) to the Form 10-K and has determined that it is no longer material to the Company, and was not material to the Company during the period covered by the report. Accordingly, the Company is contemporaneously filing an Annual Report on Form 10-K/A with a revised Exhibit List that does not include this agreement.

Form 10-K/A for the Fiscal Year Ended December 31, 2010

Item 11. Executive Compensation, page 11

2007 Performance Share Sub-Plan (the “2007 PSSP”), page 20

2.
We note that in the first quarter of 2010 you approved a payout of 125% of the target value for the 2007 – 2009 PSSP grants. Please disclose the Total Business Return the Company achieved during this period and the factors the compensation committee considered when approving a payout of 125% of the target value for the 2007-2009 PSSP grants.

Response: In response to the Staff’s comment, the Company is  contemporaneously filing an Annual Report on Form 10-K/A including the following responsive disclosure:

The Comany achieved a Total Business Return (TBR) of 9.95% which would equate to 178% of target value for the 2007-2009 performance share grants. The Committee retains the discretion to reduce the number of performance shares earned if the TBR formula would result in payouts that the Committee deems to be disproportionate to the Company’s performance or other circumstances merit a reduction in the amounts earned. The Committee deemed a payout of 178% of target to be disproportionate to the Company’s performance and exercised its discretion to reduce the payout to 125%. In applying its discretion, the Committee balanced a number of factors including the Company’s three year annualized total shareholders return for the 2007-2009 period of -0.2% which was slightly below the 50th percentile of the Company’s PSSP Peer Group, the Company’s positive three year average on-going earnings growth for the same period of 7.49%, and the challenging economy.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•
staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will send a copy of the responses to you by overnight delivery. If you have any questions or comments regarding the foregoing, please contact Patricia Kornegay-Timmons at (919) 546-4836. We look forward to working with you on these matters.

Sincerely,

/s/ Jeffrey M. Stone
Jeffrey M. Stone
Chief Accounting Officer
Progress Energy, Inc.

cc:	William D. Johnson
Timothy S. Goettel